Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Years Ended December 31
	2013	2012	2011	2010	2009
Earnings Available for Fixed Charge
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$14,387	15,356	15,334	17,821	8,349
Distributions less than equity in earnings of affiliates	(822)	(596)	(131)	(357)	(691)
Fixed charges, excluding capitalized interest*	787	1,127	1,160	1,440	1,540

	$14,352	15,887	16,363	18,904	9,198

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$612	749	972	1,187	1,289
Capitalized interest	667	615	489	471	487
Interest portion of rental expense	75	67	53	52	45

	$1,354	1,431	1,514	1,710	1,821

Ratio of Earnings to Fixed Charges	10.6	11.1	10.8	11.1	5.1

*	Includes amortization of capitalized interest totaling approximately $101 million in 2013, $311 million in 2012, $135 million in 2011, $201 million in 2010 and $206 million in 2009.